Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

August 26, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher R. Bellacicco

Re:       The Optima Dynamic Alternatives Fund (File No. 811-23683)

Dear Mr. Bellacicco:

The following responds to the additional comment you provided on August 24, 2021 in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register The Optima Dynamic Alternatives Fund (the “Fund” or “Registrant”) and the related Correspondence filing made by the Fund on August 12, 2021 (the “Correspondence”), in response to the initial comments provided with respect to the Registration Statement. The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

For your convenience, we have repeated the comment below, and our response follows your comment. Capitalized terms not otherwise defined herein have the same meanings as defined in the Registration Statement, unless otherwise indicated.

1.	Comment: In response to comment #21 in the Correspondence, please address whether Shares are liable to further calls or assessments and whether Shares have any preemptive rights.
Response: The Registrant will add the following additional disclosure in response to comment #21:

DESCRIPTION OF SHARES

The Fund is authorized to offer one class of Shares designated as Founders Class Shares. The Fund may offer other classes of Shares as well in the future. The Fund has applied for and expects to receive an exemptive order from the SEC with respect to the multi-class structure and the imposition of certain fees on classes of Shares. There is no assurance that the Fund will be granted the exemptive order. From time to time, the Board may create and offer additional classes of Shares, or may vary the characteristics of the Founders Class Shares described herein, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares; (5) differences in any dividends and net asset values resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) the addition of sales charges; (7) any conversion features, as permitted under the Investment Company Act. The Fund’s Shares are not liable to further calls or assessments and do not have any preemptive rights.

* * *

We trust that the foregoing is responsive to your comment. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2699.

Sincerely,

/s/Nancy P. O’Hara
Nancy P. O’Hara

cc:	John C. Lee, Securities and Exchange Commission
Christian T. Sandoe, Securities and Exchange Commission